Exhibit 99.1

April 19, 2016

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Grupo Financiero Galicia S.A.—Notice of payment corresponding to the Class VII Notes.

We hereby inform you that Grupo Financiero Galicia S.A. intends to make the third payment corresponding to the Class VII Notes, issued under the Global Program for the issuance of short-, mid- and/or long-term notes for a maximum outstanding face value of up to US$100,000,000 or the equivalent thereof in other currencies, under the following terms and conditions:

Domicile of Payment: 25 de Mayo Street, Buenos Aires, Argentina.

Paying Agent: Caja de Valores S.A.

Payment Initial Date: April 27, 2016.

Item: Payment of interest corresponding to the period that started on January 27, 2016 and will end on April 27, 2016.

Applicable Interest Rate: The Class VII Notes accrue interest at a fixed rate equal to 27%.

Interest and Amount Payable for the Period: The applicable interest rate for the period described above is 6.73% and the amount of interest payable is Ps. 10,770,410.96.

ISIN N°: ARGFGA560039

Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Pricing Supplement dated July 16, 2015.

Yours faithfully,

Grupo Financiero Galicia S.A.

A. Enrique Pedemonte

Attorney in fact

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.